Exhibit 99.1

VIQ SOLUTIONS INC.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

CHARTER

ESTABLISHMENT OF THE AUDIT COMMITTEE

The board of directors (the “Board”) of VIQ Solutions Inc. (the “Corporation”) has established a committee of the Board to be called the Audit Committee (the “Committee”).

PURPOSE AND AUTHORITY

The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities by:

•	reviewing the financial reports and other financial information provided by the Corporation to any governmental body or the public and other relevant documents;
•

being directly responsible for the appointment, compensation, retention and oversight of the work of the Corporation’s independent auditor (including resolution of disagreements between management and the auditor regarding financial reporting) and providing an open avenue of communication among the independent auditor, financial and senior management and the Board;

•

serving as an independent and objective party to monitor the Corporation’s financial reporting process and internal controls, the Corporation’s processes to manage business and financial risk, and its compliance with legal, ethical and regulatory requirements;

•	encouraging continuous improvement of, and fostering adherence to, the Corporation’s policies, procedures and practices at all levels;
•	overseeing the Corporation’s internal audit function; and
•	overseeing related party transactions.
•	The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter. The Committee has the authority to:

oengage independent counsel and other advisors as it determines necessary or advisable to carry out its duties;

oset and pay the compensation for any advisors employed by the Committee with the funding therefor to be paid by the Corporation;

ocommunicate directly with the external auditors; and

odelegate to individual members or subcommittees of the Committee.

COMPOSITION AND MEETINGS

1.

The Committee shall be comprised of three or more directors as determined by the Board. Every Committee member must be “independent” and “financially literate” as such terms are defined in applicable securities legislation and exchange listing standards. For purposes of this Charter, a Committee member is “independent” if the member has no direct or indirect material relationship with the Corporation, including a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment. In addition, a Committee member may not, other than in his capacity as a member of the Committee or the Board, (i) accept directly or indirectly any consulting, advisory, or other compensatory fee from the Corporation or any subsidiary thereof; or (ii) be an affiliated person of the Corporation or any subsidiary thereof. A Committee member is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

2.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

3.

The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within fourty-five (45) days following the end of the first three financial quarters to review, discuss and recommend for approval by the Board the unaudited financial results for the preceding quarter and the related Management’s Discussion & Analysis (“MD&A”) and shall meet within ninety (90) days following the end of the fiscal year end to review, discuss and recommend for approval by the Board the audited financial results for the year and related MD&A.

4.

The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and independent auditors of the Corporation.

5.

As part of its job to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair may meet with the independent auditor and management quarterly to review the Corporation’s financial statements.

6.

Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee or such greater number as the Committee shall by resolution determine.

7.

Meetings of the Committee shall be held from time to time and at such place as the Committee or the Chair of the Committee shall determine upon 48 hours notice to each of the members. The notice period may be waived by a quorum of the Committee. Each of the Chair of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chair of the Committee call a meeting which shall be held within 48 hours of receipt of such request.

8.	If requested by a member of the Committee, the independent auditor shall attend meetings of the Committee as required during the term of office of the independent auditor.
9.

The Committee shall appoint a Secretary to the Committee who need not be a director or officer of the Corporation. Minutes of meetings of the Committee shall be recorded and maintained by the Secretary to the Committee and shall be subsequently presented to the Committee for review and approval.

10.

The Committee will regularly report to the Board on all significant matters it has considered and addressed and with respect to such other matters that are within its responsibilities, including any matters approved by the Committee or recommended by the Committee for approval by the Board. The Committee shall circulate to the Board copies of the minutes of each meeting held.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Committee shall:

1.	Create an agenda for the ensuing year.
2.	Review and update this Charter at least annually, as conditions dictate.
3.	Describe briefly in the Corporation’s annual report and more fully in the Corporation’s Management Information Circular the Committee’s composition and responsibilities and how they were discharged.
4.	Submit the minutes of all meetings of the Committee to the Board.

Documents/Reports Review

5.	Review the Corporation’s annual and interim financial statements, annual and interim MD&A and annual and interim earnings press releases before the Corporation publicly discloses this information.
6.

Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure referred to in the preceding section and must periodically assess the adequacy of those procedures.

7.	Review any other reports or financial information submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent auditor.
8.

Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Committee.

9.

Review with financial management and the independent auditor any filings with regulatory bodies such as securities commissions prior to filing or prior to the release of earnings. The Chair of the Committee may represent the entire Committee for purposes of this review.

Independent Auditor

10.

Be responsible for the appointment compensation, retention and oversight of the work of the independent auditor for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, considering independence and effectiveness of the independent auditor. The independent auditor is required to report directly to the Committee.

11.	Resolution of disagreements between management and the independent auditor regarding financial reporting.
12.

Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

13.

Review and discuss, on an annual basis, from the independent auditor a formal written statement delineating all relationships the independent auditor has with the Corporation and actively engage in dialogue with the auditor about any disclosed relationships or services that may impact the objectivity and independence of the auditor and take appropriate action to oversee their independence.

14.

Review and pre-approve requests for any service engagement, including any permitted non-audit services, to be performed by the independent auditor for the Corporation or its subsidiaries that is beyond the scope of the pre-approved audit engagement letter and related fees.

15.	Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.
16.

Periodically consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the Corporation’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

17.	Arrange for the independent auditor to be available to the Committee and the full Board as needed and meet regularly in camera with the independent auditor.
18.

Review the proposed audit scope, focus areas, timing and key decisions (e.g., materiality, reliance on internal audit) underlying the audit plan and the appropriateness and reasonableness of the proposed audit fees.

19.	Receive and review an annual report from the external auditor on the progress against the approved audit plan, important findings, recommendations for improvements and the auditors’ final report.

Financial Reporting Processes

20.	In consultation with the independent auditor, review the integrity of the Corporation’s financial reporting processes, both internal and external.
21.

Consider the independent auditor’s judgments about the quality and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

22.

Consider and approve, if appropriate, major changes to the Corporation’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants’ reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

Process Improvement

23.

Establish regular and separate systems of reporting to the Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

24.

Review the scope and plans of the independent auditor’s audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

25.

Following completion of the annual audit, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit.

26.	Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

27.	Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters.
28.

Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

29.

Review activities, organizational structure, and qualifications of the Chief Financial Officer and the staff in the financial reporting area and see ensure that matters related to succession planning within the Corporation are raised for consideration with the full Board.

Internal Audit

30.	Oversee the Corporation’s internal audit function.
31.	Oversee the internal audit budget and staffing.

Ethical and Legal Compliance

32.	If deemed necessary, establish and review related party transaction policies and review and approve related-party transactions entered into by the Corporation.
33.

Review management’s monitoring of the Corporation’s system in place to ensure that the Corporation’s financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

34.

Review, with the Corporation’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the Corporation’s financial statements.

35.

Review regular reports from management and others concerning the Corporation’s compliance with financial related laws and regulations, such as: Review and update periodically a Code of Business Conduct and Ethics and ensure that management has established a system to enforce this Code. Review through appropriate actions taken to ensure compliance with the Code and to review the results of confirmations and violations of such Code.

Review management’s monitoring of the Corporation’s system in place to ensure that the Corporation’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

Review, with the Corporation’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the Corporation’s financial statements.

Review regular reports from management and others concerning the Corporation’s compliance with financial related laws and regulations, such as:

•	tax and financial reporting laws and regulations;
•	legal withholdings requirements;
•	other matters for which directors face liability exposure.

Risk Management

36.	Review management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage.

Submission Systems and Treatment of Complaints

37.

Establish procedures for: the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Hiring Policy

38.	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former independent auditor of the Corporation.

General

39.

Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

40.	Perform any other activities consistent with this Charter, the Corporation’s By-laws and governing law, as the Committee or the Board deems necessary or appropriate.
41.

Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible to plan or conduct internal or external audits or to determine that the Corporation’s financial statements are in accordance with generally accepted accounting principles as these are the responsibility of management and the independent auditor. Nothing contained in this Charter is intended to require the Committee to ensure the Corporation’s compliance with applicable laws or regulation. Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

Perform any other activities consistent with this Charter, the Corporation’s By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible to plan or conduct internal or external audits or to determine that the Corporation’s financial statements are in accordance with generally accepted accounting principles as these are the responsibility of management and the independent auditor. Nothing contained in this Charter is intended to require the Committee to ensure the Corporation’s compliance with applicable laws or regulation.

FUNDING

The Corporation must provide for appropriate funding, as determined by the Committee, in its capacity as a committee of the Board, for payment of:

1. Compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation.

2. Compensation to any advisors employed by the Committee under Section II of this Charter; and

3. Ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.